Exhibit 12.1
Computation of Ration of Earnings to Fixed Charges Exhibit 12.1
(Dollars in thousands)

	For the six months
	ended June 30,	For the year ended December 31,
	2007	2006	2005	2004	2003	2002
Earnings before income taxes	$434,876	$896,348	$799,425	$526,991	$393,064	$225,741
Fixed charges	42,375	62,546	68,472	20,649	20,865	18,501

Earnings before income taxes and fixed charges	$477,251	$958,894	$867,897	$547,640	$413,929	$244,242

Fixed charges:
Interest expense	$36,839	$52,446	$58,414	$14,301	$15,051	$13,446
Portion of rental expense representative of interest factor	5,536	10,100	10,058	6,348	5,814	5,055

Total fixed charges	$42,375	$62,546	$68,472	$20,649	$20,865	$18,501

Ratio of earnings to fixed charges	11.3	15.3	12.7	26.5	19.8	13.2